UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-53772

WARNER CHILCOTT PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

1 Grand Canal Square, Docklands

Dublin 2, Ireland

+353.1.897.2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares ($0.01 par value)

Unissued securities registered under

Automatic Shelf Registration Statement on Form S-3ASR (File No. 333-184828)

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Ordinary Shares: 8

Unnissued securities registered under Automatic Shelf Registration Statement on Form S-3ASR (File No. 333-184828): none

Pursuant to the requirements of the Securities Exchange Act of 1934, Warner Chilcott Public Limited Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 11, 2013	WARNER CHILCOTT PUBLIC LIMITED COMPANY

	By:	/s/ David A. Buchen
Name: David A. Buchen
Title: Director and Chief Legal Officer – Global and Secretary